UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 24, 2008

THERMO FISHER SCIENTIFIC INC.
(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the risk that the legacy businesses of Thermo Electron Corporation ("Thermo") and Fisher Scientific International Inc. ("Fisher") will not be integrated successfully; the risk that the cost savings and any other synergies from the merger of Thermo and Fisher may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; the effect of exchange rate fluctuations on international operations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02 Results of Operations and Financial Condition.

On April 24, 2008, the Registrant announced its financial results for the fiscal quarter ended March 29, 2008. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished", and not "filed":

99.1   Press Release dated April 24, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 24th day of April, 2008.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra
      Peter E. Hornstra
      Vice President and Chief Accounting Officer

Thermo Fisher
SCIENTIFIC

Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermofisher.com
Website: www.thermofisher.com

Investor Contact Information:
Ken Apicerno
Phone: 781-622-1111
E-mail: ken.apicerno@thermofisher.com

Thermo Fisher Scientific Reports Record 2008 First Quarter Revenues and Operating Performance

WALTHAM, Mass. (April 24, 2008) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that revenues increased 9% to a record $2.55 billion in the first quarter of 2008, over $2.34 billion in the 2007 quarter. Currency translation increased revenues by 4%, and acquisitions, net of divestitures, increased revenues by 1%. GAAP diluted earnings per share (EPS) were $.53 in 2008, versus $.31 in the year-ago period. GAAP operating income for the 2008 quarter was $290.4 million, compared with $192.4 million in 2007, and GAAP operating margin was 11.4%, compared with 8.2% a year ago. GAAP results reflect improved operating performance and, to a lesser extent, charges in the 2007 period related to the merger with Fisher Scientific.

Adjusted EPS grew 25% to $.74 in the first quarter of 2008, over $.59 in the 2007 quarter. Adjusted operating income for the 2008 quarter increased 19% versus 2007 results, and adjusted operating margin expanded 140 basis points to 17.5%, compared with adjusted operating margin of 16.1% in the 2007 period. Adjusted EPS, adjusted operating income and adjusted operating margin are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Highlights

- Revenues grew 9%
- Adjusted EPS rose 25%
- Adjusted operating income increased 19%
- Adjusted operating margin expanded 140 basis points
- New products showcased at Pittcon and Analytica broaden applications for mass spectrometry and molecular and elemental spectroscopy technologies
- Breakthrough siRNA platform launched to accelerate life sciences research
- Received FDA clearance for new MRSA diagnostic test to protect hospital patients
- First Fisher Scientific Chinese-language catalog introduced to serve those markets

"We delivered excellent financial performance in the quarter, with a 25% increase in adjusted EPS and 140 basis points of adjusted operating margin expansion even though our growth was somewhat affected by having fewer days in the quarter," said Marijn E. Dekkers, president and chief executive officer of Thermo Fisher Scientific. "Recognizing that there is economic uncertainty in the world today, we remain confident that our balanced mix of markets, geographies, products and services puts us in a strong position to deliver on our financial goals for 2008.

"We announced a number of new developments in the quarter that fortify our position as the world leader in serving science. Under our Thermo Scientific brand, we launched exciting new instrumentation that simplifies sophisticated analytical technologies so non-experts can use them for a broader range of applications. We also introduced a new siRNA platform that allows life sciences researchers to study more cell types in their quest to develop better treatments for disease. In addition, our new MRSA diagnostic test is designed to make it easier for doctors to screen patients for staph infection when they are admitted to the hospital. Finally, we published our first Fisher Scientific catalog in Chinese to make our broad portfolio of laboratory supplies available to more customers in that growing market."

Mr. Dekkers added, "Primarily as a result of more favorable currency translation, we are raising our revenue guidance for the year and now expect to report full year 2008 revenues in the range of $10.6 to $10.7 billion, resulting in 9 to 10% growth over 2007. The revenue increase also leads us to raise our adjusted EPS guidance for 2008 by $0.02, to a range of $3.07 to $3.17. This would result in 16 to 20% growth in adjusted EPS over our 2007 results." (The 2008 guidance does not include any future acquisitions or divestitures, and is based on present currency exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment

Revenues in the Analytical Technologies Segment grew 10% in the first quarter of 2008 to $1.09 billion, compared with revenues of $988 million in the 2007 quarter. Adjusted operating income increased 23% in the first quarter of 2008, and adjusted operating margin rose to 21.0%, versus 18.8% in the 2007 period.

Laboratory Products and Services Segment

In the Laboratory Products and Services Segment, revenues grew 9% in the first quarter of 2008 to $1.57 billion, compared with revenues of $1.43 billion in the 2007 quarter. Adjusted operating income increased 15% in the first quarter of 2008, and adjusted operating margin rose to 13.9%, versus 13.3% in the 2007 period.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities in connection with the Fisher merger. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and professional fees related to the merger with Fisher. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2008 excludes approximately $.89 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the first quarter of 2008. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, the early retirement of debt and debt facilities and discontinued operations.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, April 24, at 9:00 a.m. Eastern time. To listen, dial (866) 793-1301 within the U.S. or (703) 639-1307 outside the U.S., and use conference ID 121265. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Quarterly Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, May 23, 2008.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science, enabling our customers to make the world healthier, cleaner and safer. With annual revenues of $10 billion, we have more than 30,000 employees and serve over 350,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental and industrial process control settings. Serving customers through two premier brands, Thermo Scientific and Fisher Scientific, we help solve analytical challenges from routine testing to complex research and discovery. Thermo Scientific offers customers a complete range of high-end analytical instruments as well as laboratory equipment, software, services, consumables and reagents to enable integrated laboratory workflow solutions. Fisher Scientific provides a complete portfolio of laboratory equipment, chemicals, supplies and services used in healthcare, scientific research, safety and education. Together, we offer the most convenient purchasing options to customers and continuously advance our technologies to accelerate the pace of scientific discovery, enhance value for customers and fuel growth for shareholders and employees alike. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Annual Report on Form 10-K for the year ended December 31, 2007, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission (SEC) and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the risk that the legacy businesses of Thermo Electron Corporation ("Thermo") and Fisher Scientific International Inc. ("Fisher") will not be integrated successfully; the risk that the cost savings and any other synergies from the merger of Thermo and Fisher may not be fully realized or may take longer to realize than expected; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; dependence on customers' capital spending policies and government funding policies; realization of potential future savings from new productivity initiatives; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; the effect of exchange rate fluctuations on international operations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of rapid changes in the healthcare industry. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)	Three Months Ended			
	March 29, 2008	% of Revenues	March 31, 2007	% of Revenues
Revenues	$ 2,554.0		$ 2,338.2	
Costs and Operating Expenses:				
Cost of revenues (c)	1,503.9	58.9%	1,428.1	61.1%
Selling, general and administrative expenses	541.6	21.2%	511.2	21.9%
Amortization of acquisition-related intangible assets	151.2	5.9%	139.3	6.0%
Research and development expenses	62.0	2.4%	59.8	2.6%
Restructuring and other costs, net (d)	4.9	0.2%	7.4	0.3%
	2,263.6	88.6%	2,145.8	91.8%
Operating Income	290.4	11.4%	192.4	8.2%
Interest Income	10.1		8.9	
Interest Expense	(30.4)		(37.2)	
Other Income, Net (e)	7.5		1.6	
Income from Continuing Operations Before Income Taxes	277.6		165.7	
Provision for Income Taxes (f)	(44.2)		(26.9)	
Income from Continuing Operations	233.4		138.8	
Income from Discontinued Operations (net of income tax provision of $0.1 in 2007)	-		0.1	
Loss on Disposal of Discontinued Operations	(0.4)		-	
Net Income	$ 233.0	9.1%	$ 138.9	5.9%
Earnings per Share from Continuing Operations:				
Basic	$ .56		$ .33	
Diluted	$ .54		$ .31	
Earnings per Share:				
Basic	$ .56		$ .33	
Diluted	$ .53		$ .31	
Weighted Average Shares:				
Basic	417.5		420.1	
Diluted	436.2		441.1	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

	March 29, 2008	% of Revenues	March 31, 2007	% of Revenues
GAAP Operating Income (a)	$ 290.4	11.4%	$ 192.4	8.2%
Cost of Revenues Charges (c)	0.6	0.0%	36.4	1.6%
Restructuring and Other Costs, Net (d)	4.9	0.2%	7.4	0.3%
Amortization of Acquisition-related Intangible Assets	151.2	5.9%	139.3	6.0%
Adjusted Operating Income (b)	$ 447.1	17.5%	$ 375.5	16.1%

Reconciliation of Adjusted Net Income

	March 29, 2008	% of Revenues	March 31, 2007	% of Revenues
GAAP Net Income (a)	$ 233.0	9.1%	$ 138.9	5.9%
Cost of Revenues Charges (c)	0.6	0.0%	36.4	1.6%
Restructuring and Other Costs, Net (d)	4.9	0.2%	7.4	0.3%
Amortization of Acquisition-related Intangible Assets	151.2	5.9%	139.3	6.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments	0.7	0.0%	-	0.0%
Other Income, Net (e)	(9.8)	-0.3%	-	0.0%
Provision for Income Taxes (f)	(59.2)	-2.3%	(60.4)	-2.6%
Discontinued Operations, Net of Tax	0.4	0.0%	(0.1)	0.0%
Adjusted Net Income (b)	$ 321.8	12.6%	$ 261.5	11.2%

Reconciliation of Adjusted Earnings per Share

	March 29, 2008		March 31, 2007	
GAAP EPS (a)	$ 0.53		$ 0.31	
Cost of Revenues Charges, Net of Tax (c)	-		0.06	
Restructuring and Other Costs, Net of Tax (d)	0.01		0.01	
Amortization of Acquisition-related Intangible Assets, Net of Tax	0.23		0.21	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments	-		-	
Other Income, Net of Tax (e)	(0.01)		-	
Provision for Income Taxes (f)	(0.02)		-	
Discontinued Operations, Net of Tax	-		-	
Adjusted EPS (b)	$ 0.74		$ 0.59	

Segment Data (g)

(In millions except percentage amounts)		Three Months Ended			
		March 29, 2008	% of Revenues	March 31, 2007	% of Revenues
Revenues					
Analytical Technologies	$	1,087.4	42.6%	$ 988.3	42.3%
Laboratory Products and Services		1,568.4	61.4%	1,433.5	61.3%
Eliminations		(101.8)	-4.0%	(83.6)	-3.6%
Consolidated Revenues	$	2,554.0	100.0%	$ 2,338.2	100.0%
Operating Income and Operating Margin					
Analytical Technologies	$	228.7	21.0%	$ 185.4	18.8%
Laboratory Products and Services		218.4	13.9%	190.1	13.3%
Subtotal Reportable Segments		447.1	17.5%	375.5	16.1%
Cost of Revenues Charges (c)		(0.6)	0.0%	(36.4)	-1.6%
Restructuring and Other Costs, Net (d)		(4.9)	-0.2%	(7.4)	-0.3%
Amortization of Acquisition-related Intangible Assets		(151.2)	-5.9%	(139.3)	-6.0%
GAAP Operating Income (a)	$	290.4	11.4%	$ 192.4	8.2%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and exclude certain charges to cost of revenues (see note (c) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (d) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (e) for details); the tax consequences of the preceding items (see note (f) for details); and results of discontinued operations.

(c) Reported results in 2008 include $0.3 for charges for the sale of inventories revalued at the date of acquisition and $0.3 of accelerated depreciation on manufacturing assets to be abandoned due to facility consolidations. Reported results in 2007 include $36.4 primarily for charges for the sale of inventories revalued at the date of acquisition.

(d) Reported results in 2008 and 2007 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of real estate consolidation.

(e) Reported results in 2008 include a $9.8 currency transaction gain associated with an intercompany financing transaction.

(f) Reported provision for income taxes includes i) $49.6 and $60.4 of incremental tax benefit in 2008 and 2007, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; and ii) in 2008, $9.6 of incremental tax benefit from adjusting the company's deferred tax balances as a result of newly enacted tax rates in Switzerland.

(g) During the first quarter of 2008, the company transferred management responsibility for several small business units between segments. Segment information for 2007 has been reclassified to reflect these transfers.

Notes:

Consolidated depreciation expense in 2008 and 2007 is $47.6 and $46.0, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $11.0 and $13.8 in 2008 and 2007, respectively.

Consolidated net capital expenditures in Q1 2008 totaled $53.3.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	Mar. 29, 2008	Dec. 31, 2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 734.0	$ 625.1
Short-term investments	14.1	14.1
Accounts receivable, net	1,585.7	1,450.0
Inventories	1,246.7	1,169.9
Other current assets	408.3	406.2
Total current assets	3,988.8	3,665.3
Property, Plant and Equipment, Net	1,297.5	1,267.4
Acquisition-related Intangible Assets	7,090.6	7,157.8
Other Assets	402.6	403.7
Goodwill	8,718.4	8,713.2
Total Assets	$ 21,497.9	$ 21,207.4
Liabilities and Shareholders' Equity		
Current Liabilities:		
Short-term obligations and current maturities of long-term obligations	$ 150.8	$ 149.3
Other current liabilities	1,758.4	1,752.3
Total current liabilities	1,909.2	1,901.6
Other Long-term Liabilities	2,757.0	2,771.6
Long-term Obligations	2,045.9	2,045.9
Total Shareholders' Equity	14,785.8	14,488.3
Total Liabilities and Shareholders' Equity	$ 21,497.9	$ 21,207.4